Exhibit 99.1

MESOBLAST NAMED 2016 CELL THERAPY COMPANY OF THE YEAR AT FROST & SULLIVAN ASIA PACIFIC BEST PRACTICES AWARDS

New York, USA, and Melbourne, Australia; October 18, 2016: Mesoblast Limited (ASX: MSB; Nasdaq: MESO) today announced that it received the Frost & Sullivan Asia Pacific 2016 Cell Therapy Company of the Year Award. The Frost & Sullivan Awards identify and honor the best-in-class companies that have demonstrated excellence in their industry.

According to Rhenu Bhuller, Senior Vice President & Partner, Transformational Health, Frost & Sullivan, Mesoblast’s strong overall performance and its achievements throughout the last financial year had earned the 2016 award.

“This award recognizes Mesoblast's global achievements and its focus on clinical development of innovative cellular medicines in under-served therapy areas such as cardiovascular and degenerative diseases," she said.

"Cell therapy will revolutionize how patients will be medicated in the future in areas with high unmet need such as cardiovascular and oncology among others. An increasing number of late-stage hybrid therapies such as cell-gene or stem cell-gene therapies are promising and can hit the mainstream market, which Frost & Sullivan projects to reach US$10 billion by 2020."

The selection of this award was based on interviews, primary market analysis and extensive secondary research conducted by Frost & Sullivan's industry analyst team. Key criteria used were visionary innovation and performance; addressing unmet needs; visionary scenarios through mega trends; implementation of best practices; blue ocean strategy; impact; price/performance value and brand equity. The Award is made to the company that received the number one industry rank.

Previously, the Mesoblast Group received the 2009 Frost & Sullivan North America Emerging Company Award in the Soft Tissue Repair Market, and the 2008 Frost & Sullivan United States Stem Cell Market Technology Innovation of the Year.

About Frost & Sullivan

Frost & Sullivan, the Growth Partnership Company, enables clients to accelerate growth and achieve best in class positions in growth, innovation and leadership. Frost & Sullivan leverages over 50 years of experience in partnering with Global 1000 companies, emerging businesses and the investment community from more than 40 offices on six continents. www.frost.com

Frost & Sullivan’s Best Practices Awards recognize companies throughout a range of regional and global markets for superior leadership, technological innovation, customer service, and strategic product development. Frost & Sullivan's industry analyst team benchmarks market participants and measures their performance through independent, primary interviews, and secondary industry research in order to evaluate and identify best practices.

About Mesoblast

Mesoblast Limited (ASX:MSB; Nasdaq:MESO) is a global leader in developing innovative cell-based medicines. The Company has leveraged its proprietary technology platform, which is based on specialized cells known as mesenchymal lineage adult stem cells, to establish a broad portfolio of late-stage product candidates. Mesoblast’s allogeneic, ‘off-the-shelf’ cell product candidates target advanced stages of diseases with high, unmet medical needs including cardiovascular diseases, immune-mediated and inflammatory disorders, orthopedic disorders, and oncologic/hematologic conditions.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

Forward-Looking Statements

This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Julie Meldrum

Corporate Communications

Mesoblast

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

Schond Greenway

Investor Relations

Mesoblast

T: +1 212 880 2060

E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176